UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 11, 2022
Date: July 28, 2025	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Octavius Oky Prakarsa ---------------------------------------------------- (Signature) Octavius Oky Prakarsa VP Investor Relations

ANNOUNCEMENT EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS YEAR 2025 Tel.79/PR 000/COP-K0F00000/2025

In accordance with Article 23 paragraph (5) of Articles of Association of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk herein after abbreviated as PT Telkom Indonesia (Persero) Tbk (further referred to as the “Company”), Article 14 Paragraph (1) and (2) of Financial Service Authority Regulation Number 15/POJK.04/2020 on the Planning and Holding of General Meeting of Shareholders of Public Company (“POJK 15/2020”), and Article 24 paragraph (1) of Financial Service Authority Regulation Number 14 Year 2025 on the Implementation of General Meeting of Shareholders, General Meeting of Bondholders, and General Meeting of Sukuk holders Electronically (“POJK 14/2025”), the Company hereby announces to the shareholders that the Company is to hold the Extraordinary General Meeting of Shareholders (“EGMS”) for year 2025 on:

Day/date	:	Wednesday/ September 3, 2025
Time	:	14.00 Western Indonesia Time
Location	:	Online through e-RUPS Website Provider https://easy.ksei.co.id/

The Company, hereby also announce these following matters:

1.
Pursuant to the Article 24 Paragraph (4) POJK 14/2025, EGMS will be held electronically through Electronic General Meeting System KSEI (”eASY.KSEI”). The Company recommends to all Shareholders to attend the EGMS electronically or giving power of attorney electronically (e-proxy) through eASY.KSEI. The facility will be available starting from the date of the Meeting Invitation until 1 (one) day before the Meeting starts.
2.
Those who are eligible to attend the AGMS are the Shareholders of the Company whose names are recorded on the Company’s Register of Shareholders as of August 11, 2025 at 16.15 Western Indonesia Time according to Article 25 paragraph (7) Company’s Article of Association jo. Article 23 paragraph (2) POJK 15/2020.
3.
According to the provisions of Article 23 paragraph (5) of the Company's Articles of Association in conjunction with Article 52 paragraph (1) of POJK 15/2020, the convening of the EGMS (Extraordinary General Meeting of Shareholders) will be announced on August 12, 2025, through the e-RUPS provider's website (https://easy.ksei.co.id); the electronic reporting website of the Indonesia Stock Exchange and the Financial Services Authority (https://spe.ojk.go.id/idxnet); and the Company's website (www.telkom.co.id)
4.
According to Article 23 paragraph (6) of Company’s Article of Association jo. Article 16 paragraph (1) and (2) of POJK 15/2020, shareholders who are eligible to propose the agenda for the EGMS are:
a.
the shareholder of Series A Dwiwarna Share;
b.
1 (one) shareholder or more that represent 1/20 (one twentieth) or more of the total number of shares issued by the Company with valid voting rights.
5.
The proposed agenda of the AGMS must be:
a.
Be done in good faith;
b.
Consider the Company’s Interest;
c.
An Agenda that is required to be decided by the GMS;
d.
Include the reasoning and materials for the proposed agenda of the EGMS; and
e.
Does not conflict with the laws, regulations, and the Company’s Article of Association.
6.
The proposed agenda of the AGMS must be submitted in writing to the Board of Directors of the Company as the organizer of the AGMS no later than August 5, 2025.

Jakarta, 28 July 2025

PT Telkom Indonesia (Persero) Tbk

Directors